FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  May 13, 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                            International Power plc
            Results for the First Quarter 2003, ended 31 March 2003

(London - 13 May 2003) International Power today announces its financial results for the three-month period ended 31 March 2003.

Sir Neville Simms, Chairman of International Power, said: "Our portfolio of contracted assets continued to perform well, providing a solid earnings platform for the group, despite the challenging merchant pricing environment in the UK and the US."

"We are very aware that cash returns are an increasingly important element of total shareholder return, and I am pleased to announce today that, alongside our continued commitment to a long-term growth strategy, we are initiating a share repurchase programme." Sir Neville added.

Financial and Operational Summary

-     Operating profit of GBP75 million
-     Earnings per share of 2.8p
-     Operating cash flow of GBP53 million
-     Gearing 46.1%; Debt Capitalisation 31.6%
-     Initiation of a share repurchase programme

During January and February, our US operations were adversely affected by unusual conditions impacting the supply and transportation of gas to our plants during periods of extreme weather. Although shortcomings have been identified and corrected, and the performance of the assets improved in March, that improved performance failed to make up for the weak early start. As a consequence of this and a lower level of compensation payments from Alstom, our North American business suffered an operating loss of GBP5 million in the first quarter.

In Europe and Middle East, we generated an operating profit of GBP38 million with all contracted assets continuing to perform well. In particular, our EOP plant in the Czech Republic delivered robust financial performance as it returned to full capacity in time to capture high winter prices. In the UK, most of the winter peak demand was met without difficulty, leading to only short-lived peaks in winter prices, and these were insufficient to have any significant positive impact on the financial performance of Rugeley and Deeside.

Construction of the Shuweihat S1 power and water plant in Abu Dhabi continues to progress well. The first two (of five) gas turbines have now been installed. Construction and installation of the desalination units also remains on track, and initial commissioning and testing of the units is expected to commence in the third quarter of this year.

In April, we announced the signing of an agreement with the Abu Dhabi Water and Electricity Authority to acquire and expand the Umm Al Nar power and water plant. The financing for this project, which is backed by a 23-year power and water purchase agreement, is underway.

In Australia, our operating profit increased 17% to GBP34 million from GBP29 million last year, owing to higher prices secured through forward contracts. Our contracted position in Australia remains healthy for the remainder of this year and into 2004.

Construction of the SEAGas pipeline continues to progress well and approximately 315km (out of the total 680km) of pipe has now been installed.

In our Rest of the World segment, the solid operational and commercial performance of all investments led to an increase in operating profit of 15% to GBP15 million from GBP13 million last year.

Capital Structure

Complementary to our growth strategy, and in light of the continued strength of our balance sheet, free cash flow and liquidity, we are announcing today the commencement of a share repurchase programme, using a proportion of our available capital. We will keep our shareholders informed on the progress of this programme through stock exchange announcements which will follow actual repurchases.

In the US, we have signed the waiver agreement with the bank group that provides the non-recourse ANP Funding I, LLC credit facility. As part of that agreement, the bank group has waived all claimed technical defaults, which will allow International Power to re-designate, in its half-year results, the maturity of the debt to its original repayment date of June 2006.

As previously reported, the termination of our tolling contract at Rugeley that followed the collapse of TXU Europe was an event of default under the terms of our non-recourse Rugeley credit facility of GBP160 million. We continue to make good progress with the lenders to this facility to resolve the issues that arose from the early termination of the tolling agreement.

Market Update

With regard to the competitive environment, liquidity issues remain the dominant feature in the US and, to a lesser but growing extent, in the UK and continental European power generation markets. In the first quarter, industry participants were successful in rolling over all or a major portion of their near-dated debt. One of the effects of these debt extensions has been to defer the immediate need for the forced sale of assets which had been widely anticipated. However, it has in no way altered the fundamentally strong competitive position which we are in, and we continue to see a broad range of attractive acquisition and development opportunities in all of our core regions.

Outlook

There has been no material change in the near term outlook in any of our merchant markets since our last results announcement. Accordingly, using the same assumptions that were provided in the 2002 full year results announcement, we reconfirm our stated earnings guidance of 9p to 11p per share for 2003.

For further information please contact:

Investor contact:
Grant Jones
+ 44 (0)207-320-8619

Media contact:
Aarti Singhal
+44 (0)207-320-8681


Notes to editors:

International Power plc is a leading independent electricity generating company with 10,890MW (net) in operation and 300MW (net) under construction. Among the countries where International Power has facilities in operation or under construction are Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the de-merger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".



International Power plc
Consolidated Profit and Loss Account
For the quarter ended 31 March 2003
                                                           Quarter to      Quarter to         Year ended
                                                             31 March        31 March        31 December
                                                                 2003            2002               2002
                                                                 GBPm            GBPm               GBPm

Turnover: Group and share of joint ventures and 2                331             270              1,129
associates

Less: share of joint ventures' turnover                          (43)            (38)              (122)

Less: share of associates' turnover                              (74)            (74)              (290)

                                                               -----           -----              -----

Group turnover                                                   214             158                717

Net operating costs - ordinary                                  (180)            (89)              (509)

Net operating costs - exceptional               3                  -               -               (103)
                                                               -----           -----              -----
Operating profit:
                                                               -----           -----              -----
Excluding exceptional items                                       34              69                208

Exceptional items                                                  -               -               (103)
                                                               -----           -----              -----
Operating profit                                                  34              69                105

Share of operating profit of:

Joint ventures                                                    13              12                 26

Associates                                                        27              26                123

Income from fixed asset investments - ordinary                     1               -                 31

Income from fixed asset investments -           3                  -               -                 42
exceptional
                                                               -----           -----              -----
Profit on ordinary activities before interest
and taxation:
                                                               -----           -----              -----

Excluding exceptional items                     2                 75             107                388

Exceptional items                                                  -               -                (61)

                                                               -----           -----              -----
Profit on ordinary activities before interest                     75             107                327
and taxation
                                                               -----            -----             -----
Net interest payable and similar charges:

Group                                                            (19)            (22)               (97)

 Joint ventures and associates                                    (8)             (9)               (35)
                                                               -----           -----              -----
                                                                 (27)            (31)              (132)
                                                               -----           -----              -----
Profit on ordinary activities before taxation                     48              76                195

Taxation - ordinary                                              (15)            (23)               (77)

Taxation - exceptional                          3                  -               -                  1
                                                               -----           -----              -----
Profit on ordinary activities after taxation                      33              53                119

Minority interests - equity                                       (2)             (2)                (6)
                                                               -----           -----              -----
Profit for the financial period                                   31              51                113
                                                               =====           =====              =====
Earnings per share

Basic excluding exceptional items                               2.8p            4.6p              15.5p

Basic including exceptional items                               2.8p            4.6p              10.1p
                                                               =====           =====              =====
Diluted excluding exceptional items                             2.8p            4.4p              15.5p

Diluted including exceptional items                             2.8p            4.4p              10.1p
                                                               =====            =====             =====




Consolidated Balance Sheet
As at 31 March 2003
                                                               As at            As at              As at
                                                            31 March         31 March        31 December
                                                                2003             2002               2002
                                                                GBPm             GBPm               GBPm

Fixed assets

Intangible assets                                                 1               (7)                 1

Tangible assets                                               2,564            2,739              2,473

Investments                                                     520              482                507
                                                              -----            -----              -----
Total fixed assets                                            3,085            3,214              2,981

                                                              -----            -----              -----


Current assets


Stocks                                                           62               29                 55

Debtors                                                         152              144                134

Investments                                                      73               94                 43

Cash at bank and in hand                                        741              479                799
                                                              -----            -----              -----
Total current assets                                          1,028              746              1,031


Creditors: amounts falling due within one year
                                                              -----            -----              -----
 Secured loans without recourse                 5              (790)             (74)              (810)

 Other current liabilities                                     (595)            (313)              (595)

                                                              -----            -----              -----

Creditors: amounts falling due within one year               (1,385)            (387)            (1,405)
                                                              -----            -----              -----
Net current (liabilities)/assets                               (357)             359               (374)

                                                              -----            -----              -----

Total assets less current liabilities                         2,728            3,573              2,607


Creditors: amounts falling due after more than                 (611)          (1,563)              (583)
one year

Provisions for liabilities and charges                         (261)            (220)              (255)
                                                              -----            -----              -----
Net assets employed                                           1,856            1,790              1,769

                                                              =====            =====              =====

Capital and reserves


Shareholders' funds - equity                                  1,824            1,762              1,740

Minority interests - equity                                      32               28                 29
                                                              -----            -----              -----
Total equity                                                  1,856            1,790              1,769

                                                              =====            =====              =====

                                                              -----            -----              -----


Net debt                                                       (856)          (1,059)              (812)

Gearing                                                       46.1%            59.2%              45.9%

Debt capitalisation                                           31.6%            37.2%              31.5%


The gearing percentage represents net debt as a proportion of net assets. The debt capitalisation represents net debt as a percentage of net assets plus net debt.



Consolidated Cash Flow Statement

For the quarter ended 31 March 2003
                                                             Quarter to    Quarter to         Year ended
                                                               31 March      31 March        31 December
                                                                   2003          2002               2002
                                                                   GBPm          GBPm               GBPm


Net cash inflow from operating activities            4              31            74                276

Dividends received from joint ventures and                          21            32                 84
associates

Dividends received from fixed asset investments -                    1             -                 31
ordinary
                                                                 -----         -----              -----
                                                                    53           106                391

Dividends received from fixed asset investments                      -             -                 42

- exceptional

Returns on investments and servicing of finance

- ordinary                                                         (19)          (22)               (88)

- exceptional                                                        -           (25)               (25)

Taxation                                                            (5)           (2)               (20)

Capital expenditure and financial investment                       (38)          (41)              (159)

Acquisitions and disposals                                           -          (133)              (144)
                                                                 -----         -----              -----
Net cash (outflow) / inflow before management of                    (9)         (117)                (3)
liquid resources and financing activities

Management of liquid resources                                     (26)          (43)                 -

Financing activities                                               (50)           39                210
                                                                 -----         -----              -----
(Decrease) / Increase in cash in period                            (85)         (121)               207
                                                                 =====         =====              =====


                                                                   GBPm          GBPm              GBPm

(Decrease) / Increase in cash in period                            (85)         (121)               207

Cash outflow / (inflow) from increase in debt and                   50           (39)              (210)
lease financing

Cash outflow from increase in liquid resources                      26            43                  -
                                                                 -----         -----              -----
Change in net debt resulting from cash flows                        (9)         (117)                (3)

Translation differences                                            (32)          (48)                98

Other non-cash movements                                            (3)            3                (10)
                                                                 -----         -----              -----
Movement in net debt in the period                                 (44)         (162)                85

Net debt at the start of the period                               (812)         (897)              (897)
                                                                 -----         -----              -----
Net debt at the end of the period                                 (856)       (1,059)              (812)
                                                                 =====         =====              =====




Consolidated Statement of Total Recognised Gains and Losses
For the quarter ended 31 March 2003
                                                             Quarter to    Quarter to         Year ended
                                                               31 March      31 March        31 December
                                                                   2003          2002               2002
                                                                   GBPm          GBPm               GBPm


Profit for the financial period                                     31            51                113

Exchange differences on the retranslation of net                    53            41                (42)
investments and borrowings


Share of recognised loss of associated undertaking                   -             -                 (1)

                                                                 -----         -----              -----

Total recognised gains and losses for the period                    84            92                 70
                                                                 =====         =====              =====


Reconciliation of movements in shareholders' funds - equity

For the quarter ended 31 March 2003
                                                              Quarter to    Quarter to        Year ended
                                                                31 March      31 March       31 December
                                                                    2003          2002              2002
                                                                    GBPm          GBPm              GBPm


Profit for the financial period                                      31            51               113


Other recognised gains and losses relating to the                    53            41               (43)
period
                                                                  -----         -----             -----
Net addition in shareholders' funds                                  84            92                70



Opening shareholders' funds                                       1,740         1,670             1,670

                                                                  -----         -----             -----

Closing shareholders' funds                                       1,824         1,762             1,740

                                                                  =====         =====             =====






Notes to the Accounts

Quarter ended 31 March 2003



1.         Basis of preparation


The accounts for the quarter ended 31 March 2003 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2002. Minor adjustments have been made to comparative figures to make them consistent with the current period.

The financial information for the year ended 31 December 2002 is derived from the statutory accounts for that period, which will be delivered to the Registrar of Companies following the Annual General Meeting. The auditors have reported on the accounts for the year ended 31 December 2002, their report was unqualified and did not contain any statements under Section 237(2) or under Section 237(3) of the Companies Act 1985.


2.         Geographical segmental analysis
                                                              Quarter to    Quarter to        Year ended
                                                                31 March      31 March       31 December
                                                                    2003          2002              2002
                                                                    GBPm          GBPm              GBPm

Group turnover

North America                                                       104            52               315

Europe and Middle East                                              129           125               440

Australia                                                            62            55               226

Rest of World                                                        36            38               148
                                                                  -----         -----             -----
                                                                    331           270             1,129

Less: turnover of joint ventures                                    (43)          (38)             (122)

Less: turnover of associates                                        (74)          (74)             (290)
                                                                  -----         -----             -----
                                                                    214           158               717
                                                                  =====         =====             =====
Profit before interest and taxation (excluding
exceptional items)

North America                                                        (5)           31                99

Europe and Middle East                                               38            41               109

Australia                                                            34            29               101

Rest of World                                                        15            13               108
                                                                  -----         -----             -----
                                                                     82           114               417

Corporate costs                                                      (7)           (7)              (29)
                                                                  -----         -----             -----
                                                                     75           107               388
                                                                  =====         =====             =====



Notes


1. North America profit before interest and taxation includes other income representing compensation for lost revenue in respect of the late commissioning and performance recovery of new power plants amounting to GBP9 million (year ended 31 December 2002: GBP102 million and three months ended 31 March 2002: GBP32 million).


3.         Exceptional items
                                                              Quarter to    Quarter to        Year ended
                                                                31 March      31 March       31 December
                                                                    2003          2002              2002
                                                                    GBPm          GBPm              GBPm

Net operating exceptional items charged / (credited)

Deeside impairment                                                    -             -                45

Rugeley impairment                                                    -             -                58
                                                                  -----         -----             -----
Net operating exceptional items                                       -             -               103

                                                                  =====         =====             =====

Exceptional income from investments

Backlog dividend received from KAPCO                                  -             -               (42)
                                                                  =====         =====             =====


Total exceptional items before attributable taxation                  -             -                61

Taxation on exceptional items                                         -             -                (1)
                                                                  -----         -----             -----
Total exceptional items after attributable taxation                   -             -                60
                                                                  =====         =====             =====





4. Reconciliation of operating profit to net cash inflow from operating activities



                                                              Quarter to    Quarter to        Year ended
                                                                31 March      31 March       31 December
                                                                    2003          2002              2002
                                                                    GBPm          GBPm              GBPm

Operating profit                                                     34            69               105

Impairment                                                            -             -               103
                                                                  -----         -----             -----
                                                                     34            69               208

Depreciation and amortisation                                        30            22               112

Movement in working capital                                         (33)          (19)              (47)

Movement in provisions                                                -             2                 3
                                                                  -----         -----             -----
Net cash inflow from operating activities                            31            74               276

                                                                  =====         =====             =====

5.         Secured loans without recourse


In May 2003, our US bank group waived all claimed technical defaults on our US non-recourse financing and therefore the maturity of this debt will be redesignated to its original repayment date of June 2006 at our next reporting date.

As previously reported, the termination of the tolling contract between Rugeley and TXU Europe triggered an event of default under the terms of our non-recourse term debt facility of GBP160 million. Until we have reached a mutually acceptable solution to this issue, the outstanding debt at Rugeley is reported as current non-recourse debt in our accounts.

Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.

6.         Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2002 and the preliminary statement for the year ended 31 December 2002 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ir@ipplc.com. Telephone: +44 (0)20 7320 8600. The Annual Report and Accounts for the year ended 31 December 2002 have been sent to shareholders and are available on the Company's website.




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary